Exhibit 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES SELLS
TD CANADA TRUST TOWER
Highest Price Per Square Foot in Canadian History
Toronto, July 24, 2008 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has closed on the sale of its 50% interest in the TD Canada Trust Tower to OMERS Realty Corporation, the co-owner in the building, for gross proceeds of C$425 million or C$721 per square foot.
The 51-story, 1.1-million-square-foot tower is one of the two office towers comprising the 2.6-million-square-foot Brookfield Place office and retail complex in Toronto’s financial district.
TD Canada Trust Tower opened in 1990 and is currently 100% leased.
Brookfield Properties Profile
One of North America’s largest commercial real estate companies, Brookfield Properties Corporation owns, develops and manages premier office properties. The office portfolio is comprised of interests in 108 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in 17 million square feet of high-quality, centrally located development and redevelopment properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417–7215; email: mcoley@brookfieldproperties.com.